Exhibit 12

The Marcus Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	26 Weeks			31 Weeks
	Ended	Fiscal Years Ended		Ended	Fiscal Years Ended
	6/28/2018	12/28/2017	12/29/2016	12/31/2015	5/28/2015	5/29/2014	5/30/2013
Earnings:
Earnings before income taxes	$38,146	$68,110	$60,533	$38,228	$39,320	$37,709	$34,681

Add (Less): loss (earnings) attributable to noncontrolling interests	(78)	511	363	122	353	4,102	(5,825)
Add (Less): Equity losses (earnings) from unconsolidated joint ventures, net	(252)	(46)	(301)	36	186	250	450
Add: Fixed charges (below)	8,512	16,161	13,046	8,001	13,676	14,378	13,864
Add: Amortization of capitalized interest	19	33	29	23	42	36	34
Add: Distributions from unconsolidated joint ventures	64	377	560	152	166	120	120
Less: Capitalized interest	(31)	(400)	(277)	(32)	(194)	(256)	(75)
Total Earnings	$46,380	$84,746	$73,953	$46,530	$53,549	$56,339	$43,249

Fixed Charges:
Interest expensed	$6,675	$11,792	$8,873	$5,675	$9,477	$10,060	$9,309
Interest capitalized	31	400	277	32	194	256	75
Amortized debt issuance costs	145	308	303	258	449	491	348
Estimate of interest within rental expense	1,661	3,661	3,593	2,036	3,556	3,571	4,132
Total Fixed Charges	$8,512	$16,161	$13,046	$8,001	$13,676	$14,378	$13,864

Ratio of Earnings to Fixed Charges (unaudited)	5.45	5.24	5.67	5.82	3.92	3.92	3.12